Exhibit 10.1

EMPLOYMENT TRANSITION AGREEMENT

This Employment Transition Agreement (the “Agreement”) is made and entered into as of this 8th day of February, 2010, between Gail A. Lione (“Lione”) and Harley-Davidson, Inc. (“HDI”) (collectively, the “Parties”).

W I T N E S S E T H:

WHEREAS, Lione has been employed by HDI since November 1997 and currently holds the positions of Executive Vice President, Chief Compliance Officer, General Counsel and Secretary for HDI, its subsidiaries (including the Harley-Davidson Motor Company (“HDMC”)) and affiliates;

WHEREAS, Lione is announcing her retirement, effective April 30, 2010 (the “Retirement Date”), from such positions, and, except as provided in this Agreement, Lione and HDI have agreed that Lione’s employment with HDI shall terminate effective on the Retirement Date;

WHEREAS, following the Retirement Date, HDI desires to retain Lione’s services as an employee of HDMC with exclusive duties as President of the Harley-Davidson Foundation (“Foundation”) pursuant to the terms and conditions set forth in this Agreement, and Lione desires to be employed in such capacity; and

WHEREAS, the Parties believe it is in their best interests to make provision for certain aspects of their continuing employment relationship.

NOW, THEREFORE, in consideration of the premises, and the mutual covenants hereinafter set forth, the parties agree as follows:

1. Retirement. Lione agrees that she shall retire from her positions as Executive Vice President, Chief Compliance Officer, General Counsel and Secretary of HDI and its subsidiaries and affiliates, and, except as provided in this Agreement, all other positions and offices she may hold with any such entity (including all director, officer and employee positions), effective on the Retirement Date. During the period from the date of this Agreement through the Retirement Date (the “Transition Period”), Lione will continue to serve in her capacity as Executive Vice President, Chief Compliance Officer, General Counsel and Secretary for HDI and its subsidiaries and affiliates pursuant to the same at-will terms and conditions of employment in effect on the date of this Agreement. Except as otherwise provided in this Agreement, effective on the Retirement Date, Lione will no longer hold any director, officer or employee positions with HDI or its subsidiaries or affiliates.

2. Foundation President. Provided that Lione accepts the terms set out in this Agreement and does not exercise her revocation rights (described in Paragraph 5(c), below), HDI will, following the Retirement Date, retain Lione’s services as an employee of HDMC with exclusive duties as President of the Foundation pursuant to the following terms and conditions:

(a) Position and Duties. Pursuant to the terms of this Agreement, Lione shall continue in the position of President of the Foundation, employed by HDMC, and shall be subject to the authority of, and shall report to, HDI’s Chief Executive Officer. Subject to the authority of HDI’s Chief Executive Officer, Lione’s duties and responsibilities shall include all those customarily attendant to the position of President of the Foundation, including related charitable and community activities of HDI and its subsidiaries performed through the Foundation, together with such other duties and responsibilities as may be assigned from time to time by HDI’s Chief Executive Officer. Lione shall work a minimum of twenty (20) hours per calendar week in the position of President of the Foundation and shall professionally and diligently devote all necessary and required business time, attention and energies to the interests of the Foundation and of HDI and HDMC, their officers, directors and employees, except as otherwise specifically approved in writing by or on behalf of HDI’s Chief Executive Officer.

(b) Term. Lione’s employment by HDMC under this Agreement, continuing in the position of President of the Foundation, shall commence on May 1, 2010. Lione’s employment by HDMC as President of the Foundation shall end on April 30, 2013 (the “Final Retirement Date”), unless terminated earlier by Lione, HDI and/or HDMC. Such employment may be terminated by Lione, HDI and/or HDMC at any time and for any reason or no reason upon written notice to the other party. At the time of Lione’s separation, at whatever time and for whatever reason, from employment by HDMC as President of the Foundation, Lione will no longer hold any director, officer or employee positions with HDI, its subsidiaries or affiliates.

(c) Base Salary. During Lione’s employment by HDMC as President of the Foundation, HDMC shall pay Lione a salary at the annual rate of Two Hundred Thousand and no/100 Dollars ($200,000) (“Base Salary”), subject to normal deductions for income and employment taxes and other required withholdings and payable in accordance with the normal payroll practices and schedule of HDMC.

(d) Vacation. During Lione’s employment by HDMC as President of the Foundation, Lione shall be entitled to a maximum of four (4) weeks of paid vacation in any calendar year, in accordance with HDMC’s general vacation policies for similarly situated employees.

(e) Expenses. HDMC shall pay directly, or reimburse Lione, for all reasonable and necessary expenses, including professional and other association dues (as provided immediately prior to the Retirement Date), incurred in the course of the performance of Lione’s duties and responsibilities as President of the Foundation pursuant to this Agreement and consistent with HDI’s and HDMC’s policies with respect to travel, entertainment, professional and miscellaneous expenses, and the requirements with respect to the reporting of such expenses.

(f) Location and Staff. Lione shall perform her duties as President of the Foundation at a location to be determined and provided by HDI and/or HDMC that is, as determined by HDI and/or HDMC, at or within a reasonable travel distance from HDI’s 3700 Juneau Avenue headquarters. Lione will have the services of administrative staff and clerical support (at a level determined to be appropriate by HDI and/or HDMC from time to time), and such staff and clerical support shall, as reasonably required, perform their work at the location from which Lione performs her duties as President of the Foundation. Initially, such staff and clerical support shall include those employees who, immediately prior to the Retirement Date, are assigned to assist Lione in discharging her duties as President of the Foundation, as determined by HDI and/or HDMC.

(g) Termination Without Cause. In the event that Lione’s employment at HDMC as President of the Foundation is terminated by HDI and/or HDMC other than for Cause (defined below) prior to the Final Retirement Date, and provided that Lione executes, and does not revoke, a general release of claims against HDI, its subsidiaries and affiliates and the Foundation, and their respective past and present officers, directors, stockholders, members, partners, agents and employees, HDI and/or HDMC will provide Lione with the following: (w) payment of the amount equal to Four Hundred Sixty-Eight Thousand and no/100 Dollars ($468,000) less the pre-tax total of Base Salary (defined above) paid to Lione between May 1, 2010 and the date of the termination of Lione’s employment with HDMC as President of the Foundation, payable in a lump sum on the fortieth (40th) calendar day following such termination without Cause and subject to normal income and employment tax withholding, and (x) payment by HDI and/or HDMC of the total cost of Lione’s health insurance continuation coverage pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”), through the earlier of (y) the first twelve (12) months for which Lione is eligible for such COBRA coverage or (z) the Final Retirement Date, provided Lione elects COBRA coverage in a timely manner. The benefits provided by this Paragraph 2(g) shall not apply to the separation of Lione’s employment on the Final Retirement Date.

(i) For purposes of this Paragraph 2(g), “Cause” shall mean (A) the conviction of Lione of a felony or a crime involving moral turpitude, theft or fraud; (B) Lione’s refusal to perform duties as directed in good faith by HDI’s Chief Executive Officer, which failure is not cured within ten (10) calendar days after written notice thereof from HDI’s Chief Executive Officer; (C) Lione’s engaging in sexual or other unlawful harassment or any act involving theft or fraud with respect to HDI, HDMC, the Foundation or any of their parents, subsidiaries or affiliates, as determined by HDI’s Chief Executive Officer; or (D) Lione’s reckless conduct or willful misconduct which results in substantial harm (in relation to Lione’s annual compensation), as determined by HDI’s Chief Executive Officer, whether financial, reputational or otherwise to HDI, HDMC, the Foundation or any of their parents, subsidiaries or affiliates.

(ii) Following the Retirement Date, Lione will no longer be eligible for benefits under the Amended and Restated Severance Benefits Agreement (“SBA”) or the Transition Agreement (“Transition Agreement”) to which Lione is a party.

(h) Pension Plans. During Lione’s employment by HDMC as President of the Foundation, Lione will continue to participate in HDI’s qualified and nonqualified pension plans (collectively, the “Pension Plans”) pursuant to the terms of those plans. Upon Lione’s separation, for whatever reason, as an employee of HDMC, Lione will retain her vested rights in the Pension Plans. In addition, following Lione’s separation, for whatever reason, from HDMC, HDI or HDMC will pay Lione, in a lump sum, an amount equal to the difference between (i) the present value of the amount Lione would have received under the Pension Plans based on Lione’s Final Average Earnings (as defined under each of the Pension Plans) calculated as of April 30, 2010, and taking into account the additional years of credited service accrued by Lione through her separation date from HDMC and Lione’s age as of the date of her separation from HDMC, and (ii) the present value of the amount Lione is entitled to receive under the Pension Plans pursuant to the terms of those plans as of the date Lione separates from HDMC (the “Pension Makeup Payment”). The Pension Makeup Payment will be paid to Lione within thirty (30) calendar days following Lione’s separation date from HDMC, or, to the extent Lione is a “specified employee” for purposes of Internal Revenue Code (“Code”) Section 409A (“Section 409A”), on the first day of the seventh (7th) month following such separation date.

(i) Retiree Insurance Allowance Plan. Due to the fact that Lione will satisfy the participation requirements set forth in Section 2.01 of the Harley-Davidson Retiree Insurance Allowance Plan as of the Retirement Date, during Lione’s employment by HDMC as President of the Foundation, Lione will continue to be entitled to receive the benefits provided under such plan upon her separation, for whatever reason, from HDMC and its affiliates, pursuant to the terms of such plan (including the timing of any payment) as in effect at the time of her separation as if she were a Participant in such plan by satisfying the participation requirements set forth in Section 2.01 of such plan immediately prior to her separation. Notwithstanding the terms of such plan, the Parties agree that Lione’s Base Compensation for purposes of such entitlement will be deemed to be Four Hundred Sixty-Eight Thousand and no/100 Dollars ($468,000).

(j) 401(k) and Management Deferred Compensation Plan. During Lione’s employment by HDMC as President of the Foundation, Lione will continue to be eligible to participate in the Harley-Davidson 401(k) Plan and/or the Harley-Davidson Management Deferred Compensation Plan, determined based on Lione’s annual compensation and the applicable plan rules for each “plan year” during such employment.

(k) Equity. During Lione’s employment by HDMC as President of the Foundation, Lione will continue to vest in her outstanding stock options and restricted stock from the 2004 Incentive Stock Plan, and such awards will continue to be subject to the terms of the 2004 Incentive Stock Plan and the applicable award agreements governing each award. In addition, Lione’s outstanding stock options under the 2004 Incentive Stock Plan and the 1995 Stock Option Plan will not expire until three (3) years after Lione’s separation from employment with HDMC or ten (10) years from the grant date, whichever is earlier. Lione will not be eligible for any equity awards from HDI, its subsidiaries or affiliates for fiscal year 2010 or any subsequent fiscal year.

(l) Welfare Benefits. During Lione’s employment by HDMC as President of the Foundation, Lione will continue to be eligible to participate in the health and dental benefits and cafeteria plans offered by HDI or HDMC, as applicable, and otherwise pursuant to the terms of such plans, and to be eligible to accrue credit for retiree medical benefits, as applicable, and otherwise pursuant to the terms of such plan. Subject to Paragraph 2(g), above, following Lione’s separation date as an employee of HDMC, if and to the extent Lione or any of her eligible dependents are at that time participants in such health and dental insurance plans, Lione and such eligible dependents will be provided the right to continue to participate, at their own expense, in such plans pursuant to COBRA.

(m) Incentive Plans. Except as provided in this Paragraph 2(m), Lione will not be eligible to participate in any incentive plans of HDI, its subsidiaries or affiliates (including STIP or LTIP) for fiscal year 2010 or any subsequent fiscal year; provided, however, that Lione will be eligible to receive a STIP Performance Award payment for calendar year 2010, pro-rated for the portion of calendar year 2010 prior to the Retirement Date and determined by HDI’s Compensation Committee based on HDI’s actual achievement at year-end with respect to the Performance Categories approved by the Compensation Committee for the 2010 STIP. Such prorated STIP Performance Award, if any, will be paid to Lione when 2010 incentive bonuses are normally paid following the end of HDI’s fiscal year.

(n) Perquisites. During Lione’s employment by HDMC as President of the Foundation, Lione will be entitled to the following HDI and/or HDMC executive perquisites pursuant to the normal requirements for use of such perquisites: (i) clothing allowance; (ii) motorcycle purchase discount and (iii) an executive financial planning allowance of up to Fifteen Thousand and no/100 Dollars ($15,000) per calendar year, pro-rated for any partial calendar year of Lione’s employment in calendar year 2013 if Lione is employed in calendar year 2013. Lione acknowledges and agrees that her use and receipt of such perquisites may be taxable as determined by HDI and/or HDMC under the policies, practices and tax laws applicable to similarly situated executives of HDI and/or HDMC.

(o) Taxes. All payments to be made and benefits to be provided under this Paragraph 2 shall be subject to all required tax treatment and withholding for taxes and other charges, as determined at the sole discretion of HDI and/or HDMC.

(p) Legal Assistance. Within thirty (30) calendar days following expiration of the Revocation Period (defined below), HDI shall reimburse Lione for up to Fifteen Thousand and no/100 Dollars ($15,000) in actual legal fees and costs incurred by Executive in the preparation of this Agreement; provided, however, that Lione complies with HDI’s requirements with respect to the reporting of such expenses.

(q) Indemnification. During Lione’s employment by HDMC as President of the Foundation, Lione shall be entitled to indemnification as an officer of the Foundation pursuant to Wis. Stat. Chapter 181, Article VI of the Foundation’s By-Laws and any insurance coverage purchased and maintained by the Foundation, HDI or HDMC, on behalf of Foundation officers, pursuant to Article VI of such By-Laws; provided, however, that should such statutory indemnification and insurance coverage be insufficient to cover monetary liabilities incurred by Lione arising from a breach of, or failure to perform, any duty resulting solely from Lione’s status as an officer of the Foundation, HDI shall indemnify Lione from such monetary liabilities; provided, further however, that the Foundation, HDI and HDMC, either individually or collectively, shall have no duty to indemnify or insure Lione with regard to any of the types of conduct specified in Wis. Stat. § 181.0855(1)(a)-(d).

3. Confidentiality.

(a) During the Transition Period and through the separation, for whatever reason, of Lione’s employment with HDMC as President of the Foundation, Lione agrees not to directly or indirectly use or disclose any Confidential Information or Trade Secrets (defined below) except in the interest and for the benefit of HDI, HDMC, the Foundation and their subsidiaries and affiliates. Following the separation, for whatever reason, of Lione’s employment with HDMC, Lione agrees not to directly or indirectly use or disclose any Trade Secret unless such information ceases to be deemed a Trade Secret by means of one of the exceptions set forth in Paragraph 3(a)(iii), below. For a period of two (2) years following the separation, for whatever reason, of Lione’s employment with HDMC, Lione agrees not to directly or indirectly use or disclose any Confidential Information, unless such information ceases to be deemed Confidential Information by means of one of the exceptions set forth in Paragraph 3(a)(iii), below.

(i) The term “Trade Secret” shall have that meaning set forth under applicable Wisconsin law.

(ii) The term “Confidential Information” shall mean all non-Trade Secret or proprietary information of HDI, HDMC, the Foundation and/or their subsidiaries and affiliates which has value and which is not known to the public or the competitors of such entities, generally, including, but not limited to, new products and services, customer lists, pricing policies, employment records and policies, operational methods, marketing plans and strategies, product or service development techniques and plans, business acquisition plans, methods of manufacture and service, technical processes, designs, inventions, research programs and results, and source code.

(iii) Notwithstanding the foregoing, the terms “Trade Secret” and “Confidential Information” shall not include, and the obligations set forth in this Agreement shall not apply to, any information which: (A) can be demonstrated by Lione to have been known by her prior to her employment by HDI and HDMC; (B) is or becomes generally available to the public through no act or omission of Lione; (C) is obtained by Lione in good faith from a third party who discloses such information to Lione on a non-confidential basis without violating any obligation of confidentiality or secrecy relating to the information disclosed; or (D) is independently developed by Lione outside the scope of her employment without use of Confidential Information or Trade Secrets.

(b) Lione acknowledges and agrees that, in her capacity as Executive Vice President, Chief Compliance Officer, General Counsel and Secretary for HDI and its subsidiaries, she has obtained knowledge of and created information subject to the attorney-client, work-product and other statutory and common law privileges. Lione agrees that these privileges belong to HDI, HDMC, the Foundation and/or their subsidiaries and affiliates, that she does not have authority to waive them, and that it is her ongoing obligation to maintain the confidentiality of all such privileged information, unless the disclosure thereof is required by law or is authorized in writing by the applicable entity.

4. Non-Disparagement.

(a)	Lione agrees that she will not at any time engage in any form of conduct or make any statements or representations, or direct any other person or entity to engage in any conduct or make any statements or representations, that disparage or otherwise impair the reputation, goodwill or interests of HDI, HDMC, the Foundation, the Released Parties, or any of them.

(b)	HDI agrees to cause its executive officers and directors not to engage, at any time during their tenure and terms with HDI, in any form of conduct or make any statements or representations, or direct any other person or entity to engage in any conduct or make any statements or representations, that disparage or criticize Lione’s performance as Executive Vice President, Chief Compliance Officer, General Counsel and Secretary prior to the Retirement Date, unless such conduct, statements or representations are part of regular communications regarding business operations or Lione’s performance or as required by subpoena or other government requirement.

(c)	Nothing contained in this Paragraph 4 shall preclude any party or other individual, including without limitation those listed above, from providing truthful testimony pursuant to subpoena or other government requirement.

5. Release; Acceptance and Revocation Procedures.

(a) Lione agrees, on behalf of herself, her heirs, successors and assigns, to release HDI, its parents, subsidiaries and affiliates and their respective past and present officers, directors, stockholders, members, partners, agents and employees (“Released Parties”) from any claims arising on or before the date Lione signs this Agreement. This includes, but is not limited to, giving up any claims related in any way to Lione’s employment by HDI, the decision to retire from the positions of Executive Vice President, Chief Compliance Officer, General Counsel and Secretary of HDI and its subsidiaries and affiliates, termination of the employment relationship related to those positions, and wages and other remuneration, including, but not limited to, any current or former bonus or other incentive plans or programs offered by HDI and includes claims of discrimination based on any factor protected by federal, state or local law, claims for wrongful discharge, claims for breach of contract (written or verbal, express or implied) and tort claims. This release of claims includes any claims, whether they are presently known or unknown, or anticipated or unanticipated by Lione. Lione’s acceptance of this agreement also will release any and all claims under the federal Age Discrimination in Employment Act (“ADEA”). Lione should not construe these references to specific claims as in any way limiting the general and comprehensive nature of the release of claims provided under this Paragraph 5(a). This general release of claims does not apply to any legal right Lione may have to indemnification, and coverage as an insured, under all applicable directors and officers liability insurance related to lawful activities in which she engaged during her employment in the above-referenced positions and as President of the Foundation and any other positions held by Lione while employed with HDI or its subsidiaries, for which Lione is indemnified and covered as an insured by HDI immediately prior to her entering into this Agreement. Lione agrees to waive and give up any benefit conferred on her by any order or judgment issued in connection with any proceeding filed against the Released Parties regarding any claim released in this Agreement.

(b) Lione acknowledges and agrees that she has read this Agreement, understand its contents, and may agree to the terms of this Agreement by signing and dating it and returning the signed and dated Agreement, via mail, hand delivery, overnight delivery or facsimile, so that it is received by Keith E. Wandell, Harley-Davidson, Inc., 3700 West Juneau Avenue, P.O. Box 653, Milwaukee, Wisconsin, 53201 no later than the twenty-first (21st) calendar day after Lione receives it.

(c) Lione represents and warrants that (i) she has been given at least twenty-one (21) calendar days in which to review and consider the terms of this Agreement; (ii) she has been advised by HDI to consult with an attorney prior to signing this Agreement; (iii) she has seven (7) calendar days after signing this Agreement within which to revoke her acceptance of it (“Revocation Period”) by providing written notice of the revocation, via mail, hand delivery, overnight delivery or facsimile, directed to Keith E. Wandell, Harley-Davidson, Inc., 3700 West Juneau Avenue, P.O. Box 653, Milwaukee, Wisconsin, 53201 so that it is received on or before 5:00 p.m. Central time on the first work day following the end of the Revocation Period; and (iv) the release contained herein waives, among other things, any and all claims Lione may have against the Released Parties under the ADEA.

(d) This Agreement will not be binding or enforceable unless Lione signs and delivers it as provided in Paragraph 5(b), above, and has not exercised her revocation rights, as described in Paragraph 5(c), above. If Lione gives timely notice of her intention to revoke her acceptance of the terms set forth in this Agreement, this Agreement shall become null and void and all rights and claims of the parties which would have existed, but for the acceptance of this Agreement’s terms, shall be restored.

6. Binding Effect. This Agreement shall be binding upon and inure to the benefit of the Parties hereto, their respective legal representatives and assigns and to any Successor to HDI and/or HDMC; provided, however, that Lione may not assign her performance hereunder. As used herein, the term “Successor” shall include any person, firm, corporation or other business entity which at any time, by any form of business transaction, acquires all or substantially all of the business or assets of HDI and/or HDMC.

7. Entire Agreement; Modification; Waiver. This Agreement constitutes the entire Agreement of the parties concerning Lione’s employment by HDI and HDMC, and supersedes all prior agreements and understandings between the parties concerning its subject matter (including, without limitation, the SBA and the Transition Agreement). No provision of this Agreement may be altered, modified, changed or discharged, except in a writing signed by both parties. Waiver by any party hereto of any breach or default by the other party of any term or provision of this Agreement shall not operate as a waiver of any other breach or default.

8. Notices. Any Notice required to be given hereunder shall be in writing and delivered personally, or by registered or certified mail, return receipt requested, or reputable overnight courier service, addressed as follows:

To HDI at:	3700 West Juneau Avenue P.O. Box 653 Milwaukee, WI 53201 ATTN: Chief Executive Officer

With a copy to:	Godfrey & Kahn, S.C. 780 North Water Street Milwaukee, WI 53202 ATTN: John Kalter

To Lione at:	Gail A. Lione To Lione’s last known residence address on the payroll records of HDI and/ or HDMC, as applicable or to such other person and/or at such other address as shall be indicated in writing by either party to the other in the manner provided herein for giving notice. Notice shall be deemed given upon receipt, if delivered personally; on the business day following dispatch, if sent by reputable overnight courier service; and on the third (3rd) business day following dispatch, if sent by registered or certified mail, return receipt requested.

9. Severability. In the event that any one or more of the provisions of this Agreement shall be held to be invalid, illegal or unenforceable, the validity, legality and enforceability of the remainder of this Agreement shall not in any way be affected or impaired thereby.

10. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Wisconsin applicable to agreements made and to be performed in that state.

11. Counterparts. This Agreement may be executed in counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

12. Section 409A. It is intended that the provisions of this Agreement comply with Section 409A, and all provisions of this Agreement shall be construed in a manner consistent with the requirements for avoiding taxes and penalties under Section 409A. References to Lione’s “termination” of employment shall mean, with respect to any amount or benefit subject to Section 409A, her “separation from service” under Section 409A. If Lione is deemed on the date of separation from service to be a “specified employee” under Section 409A(a)(2)(B) and Treasury Regulation Section 1.409A-1(b)(9)(iii) and (v) do not apply (and would not have applied had the SBA applied to Lione on such separation date), then respecting any payment or benefit required to be delayed under Section 409A(a)(2)(B) shall not be paid or provided until the earlier of (i) the expiration of the six-month period measured from the date of Lione’s separation and (ii) the date of Lione’s death after such separation. With regard to any provision herein that provides for reimbursement of costs and expenses or in-kind benefits, except as permitted by Code Section 409A, (x) the right to reimbursement or in-kind benefits shall not be subject to liquidation or exchange for another benefit, (y) the amount of expenses eligible for reimbursement, or in-kind benefits, provided during any taxable year shall not affect the expenses eligible for reimbursement, or in-kind benefits to be provided, in any other taxable year, provided, that the foregoing clause (y) shall not be violated with regard to expenses reimbursed under any arrangement covered by Section 105(b) of the Code solely because such expenses are subject to a limit related to the period the arrangement is in effect and (z) such payments shall be made on or before the last day of the taxable year following the taxable year in which the expense was incurred. Whenever a payment under this Agreement specifies a payment period with reference to a number of days, the actual date of payment within the specified period shall be within the sole discretion of HDI and/or HDMC.

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date written above.

HARLEY-DAVIDSON, INC.

By:	/s/ Keith E. Wandell
Keith E. Wandell

GAIL A. LIONE

/s/ Gail A. Lione
Gail A. Lione

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